UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer's ID (CNPJ/MF 02.558.157/0001-62) – Company Registry (NIRE 35.3.0015881-4)

NOTICE TO THE MARKET

CREATION OF VIDA V IN PARTNERSHIP WITH TELADOC HEALTH

Telefônica Brasil S.A. (“Company” or “Vivo”) (B3: VIVT3, NYSE: VIV), in the form and for the purpose of CVM Instruction 358/2002, communicates to its shareholders and the market in general that it has signed a binding memorandum of understanding for the creation of Vida V, in partnership with Teladoc Health (“Teladoc”), world leader in telemedicine.

Vida V is a new digital health and wellness platform that will provide individuals and small and medium-sized companies with access to telemedicine and other correlated solutions.

The service, which is expected to be launched during the coming months, will be available to any consumer, including those who are not yet Vivo customers. It will be offered through an application that will contain medical consultations, wellness programs, discounts at pharmacies, and other benefits. Additional features, new services and partners will be included soon.

This is another step towards building a health and wellness hub around Vivo, aimed at promoting relevant, accessible and quality services, while reinforcing the Company’s strategic objective of creating a digital ecosystem, that will increase customer preference and engagement.

The Company will keep its shareholders and the market in general duly informed about the evolution of this partnership, in compliance with the applicable regulations.

São Paulo, May 11, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 11, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director